Exhibit 21.1

Subsidiaries of MamaMancini’s Holdings, Inc.

Entity	Percent of Ownership	Location
MamaMancini’s, Inc.	100%	United States of America
MMB Acquisitions, Inc.	100%	United States of America
Joseph Epstein Food Enterprises, Inc.	100%	United States of America
T&L Acquisition Corp.	100%	United States of America